UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CHELYABINSK METALLURGICAL PLANT EXPORT PROJECT WINS STATE SUPPORT
Moscow, Russia – April 17, 2017 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports that the Expert Council of Russia’s Industry and Trade Ministry’s Industrial Development Fund approved a loan for Mechel’s Chelyabinsk Metallurgical Plant (ChMK PAO) to implement a project for production of rails, beams and other structural rolls meant for export.
The project’s cost totals 1.52 billion rubles, including 300 million rubles to be loaned by the Industrial Development Fund. The project includes acquiring technological equipment in order to set up manufacturing of products according to European standards on the basis of Chelyabinsk Metallurgical Plant’s universal rolling mill.
Part of export-oriented products within the project’s framework will be made this year. The project is planned to be fully launched in the second quarter of
2019. Chelyabinsk Metallurgical Plant had already received a European certificate of compliance for its beams, and the plant has the status of a potential rail supplier for Deutsche Bahn, Germany’s railroad operator.
“The Industrial Development Fund’s financial support will enable the plant to implement the project and make high-margin products that are in demand abroad.
European and Middle Eastern markets have a stable demand for quality rails, beams and other types of structural rolls. The plant already has requests for future supplies. As Mechel Group owns a well-developed international service and sales network, we can quickly enter foreign markets with our new products,”
Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev
noted.
Note to editors:
Chelyabinsk Metallurgical Plant’s universal rolling mill was launched in 2013.
It is one of Russia’s largest facilities for producing high-quality structural rolls and rails up to 100 meters in length. Rails are produced using the technology of heat treatment in an organic polymer solution, which has no analogies in Russia and which makes rails highly wear-resistant, contact-enduring and with high fatigue strength. Currently the mill produces nearly 40 profiles of structural shapes and rails. The mill’s chief customers are Russian Railways, metalworks factories, steelmaking plants, mining plants and wagon-building facilities.
***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: April 17, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO